Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

The following communication was made available by Livongo Health, Inc. on LinkedIn on September 5, 2020.

Livongo 26,059 followers Now. During a recent webinar, the State of New Jersey Assistant Director, Division of Pensions and Benefits Christin Deacon shared how Livongo’s whole person platform is creating an ecosystem of tools to empower Members to live better and healthier lives. Full recording: https://lnkd.in/dEdx4MG More: bit.ly/2DnarLF Questions for Today’s Presenters Christin Deacon Assistant Director, Division of Pensions and Benefits, New Jersey Treasury Dr. Jennifer Schneider President Jessica DaMassa Moderato Executive Producer & Host

The following communication was made available by Livongo Health, Inc. on Twitter on September 5, 2020.

Livongo @Livongo The State of New Jersey’s Christin Deacon shares how @Livongo’s whole person platform is creating an ecosystem of tools to empower Members to live better and healthier lives. youtu.be/0ZPuHbhMLrs More: bit.ly/2DnarLF Questions for Today’s Presenters Christin Deacon Assistant Director, Division of Pensions and Benefits, New Jersey Treasury Dr. Jennifer Schneider President Jessica DaMssa Moderato Executive Producer & Host 9:15 AM Sep 5, 2020 Twitter Web App

Webinar Transcript – WTF Health

Link: https://drive.google.com/file/d/1CC7yVllj8lL2iV21BAofHd2ALsETLnO3/view?usp=sharing

September 2, 2020

Participants:

Jessica DaMassa; WTF Health, Executive Producer & Host

Christin Deacon; State of New Jersey, Assistant Directors, Division of Pensions and Benefits

Dr. Jennifer Schneider; Livongo, President

Speaker 1 (00:00:00):

Hi, and welcome to today’s webinar, bridging the gap to provide virtual whole person care on the depends on mic. Hi everybody. My name is Jessica Tomasa and I’m the executive producer and host of WTF health. What’s the future health of video interview series, where I interview the who’s who of health tech to talk about the future of health and how technology is paving the way for a better care delivery system. I am so excited to moderate today’s webinar because all right, well, let’s just be real. I think we’re all excited to hear more about the big Teladoc Lovango merger and more importantly, I mean, it’s the biggest digital health deal of all time, I think, but more importantly, we’re here to hear about what this really means for the future of healthcare. I think, um, the merger really signifies, um, that, you know, the future of health is upon us.

Speaker 1 (00:00:50):

Uh, tech tech enabled digital first consumer directed care is here. Um, and it’s kind of moved up a level. And so we’re going to dive into all of that today, and we’ll also get to hear, uh, from one of Livongo’s big customers, um, the state of New Jersey to hear from their perspective, um, what it’s like to implement the Livongo program, um, particularly, you know, to, and through the COVID-19 pandemic. So joining me today, you’re going to hear from Kristin deacon, she is the assistant director, a division and pensions and benefits at noon at the New Jersey treasury for the state of New Jersey and dr. Jennifer Schneider. She is the president of Lovango, um, a quick overview of the hour. Uh, we are going to start out hearing both Jenny and Kristen, talk a little bit about their respective organizations and what’s going on in each one. Jenny is going to spend some time talking about Livongo’s whole person approach, and then Kristen will share some details about the state of new Jersey’s experience with Lovango, um, how Lovango has been impacting their employee and retiree population of almost 600,000 people and how they decided to expand their offering from Legos, diabetes program, into the whole person platform, including behavioral health.

Speaker 1 (00:02:04):

So we hear from them first, and then we get a big 30 minute Q and a session with these two. So we can chat about a little bit more about all of the things that we want to hear about, and you guys can submit your questions to, uh, last thing before we get started some quick housekeeping steps. So submitting those questions, you’ve got a Q and a box on the right hand side of your screen, or so I hear, so please feel free to put your questions in there and just hit enter to submit them. We’ll be curating them as the session goes on. So if you want to, if something comes up and you want to ask it right away, please feel free to type it in somebody, will you monitoring all of those? Um, and then we will get to them when we get to the Q and a portion at the end. Um, if you have trouble seeing any of the slides at any time, the hot tip here is to press F five, that will refresh your screen. So you can see all of the slides. And if you miss something, if you have to walk away, don’t worry, today’s webinar is being, and

Speaker 2 (00:03:00):

A, uh, an archive of today’s event will be sent out to you a little bit later this week. Uh, and one last note, please remember, CE credits are not available for this. So if you’re in this for all the wrong reasons, I’m just kidding. Um, please note that we are not offering CE for this. Alright, here we go. Without further ado, let’s jump in. Like I said, we’re going to get started with Jenny. So, um, I, it’s my pleasure to introduce dr. Jennifer Schneider. Uh, she is one of my favorite clinician executives in the healthcare industry. Uh, Jenny previously served as long as chief medical officer and she is now president. Uh, she is responsible for product data, science, engineering, marketing, and clinical operations in that role, uh, before coming to Lovango Jenny practice medicine as an attending physician at Stanford university, the VA Palo Alto healthcare system, and Kaiser Permanente as if that was not enough, she’s also an author.

Speaker 2 (00:03:55):

Her book is decoding health signals, Silicon Valley’s consumer first approach to a new era of health. Um, and she was just named one of modern healthcare’s 50 most influential clinical executives of 2020. So see, I’m not the only one out there who loves her, uh, and last but not least, certainly not least. Uh, Jenny is the mother of three kids. She’s an avid runner and athlete, and she’s lived with type one diabetes for more than 30 years. Uh, everybody please join in wherever you’re at and welcome dr. Jennifer Snyder. Uh, Jessica, thank you so much for that introduction. And as always, it is a pleasure to get to be speaking with you and I’m doubly excited because I’m, I’m a fan and admire of Kristin as well. And the work that she’s been able to do so excited to be a part of this team. Thanks so much.

Speaker 2 (00:04:40):

We’ll actually go to the next slide. Thank you. I’m going to start for those of you who do not know Lovango Livongo’s mission is really about empowering people with chronic conditions live better and healthier lives. And we do that through three different components. The first is, um, seamless data capture. The second is leveraging that data in the same way that people do today and other industries to create an incredible experience. And then the third is coupling that to humans. When the things go off the rails, we have really started and focused on chronic conditions. And this slide I think is incredibly telling, um, we know that chronic conditions do not exist in silos. So if you look across the United States, on average, 6% of us in the United States are living with diabetes of the 6%, 56% have high hypertension. 85% are dealing with weight issues.

Speaker 2 (00:05:32):

Similarly, if you look across prediabetes, 34% of adults today have, are at risk for developing diabetes. You see a prevalence of nearly 20% of behavioral health in that bucket. So these Venn diagrams are hugely overlapping. They’re not in silos. They exist across multiple people, multiple different conditions. Next slide, please. Again, the biggest thing that you can do in of, um, uh, escalating and, and enhancing and empowering the lives of people. And I’m one of them living with chronic conditions is to actually understand that not only do we have multiple chronic conditions, but really when we wake up at the beginning of the day, we simply want to be our best self, and you can go ahead and click through. And this will give an experience where you’re looking at. What is your morning? Wait, what do you think about nutrition component in the setting of your weight?

Speaker 2 (00:06:22):

How does that actually impact the exercises that you’re doing from a behavioral health standpoint, the remote monitoring and the ability to intervene with coaches, we need to have a seamless data connection to offer an experience that allows people to simply be their best selves. Next slide, please talk about the cost of chronic conditions. And I know Kristen will speak to this as well and why she’s seeking solutions here. Uh, chronic conditions today drive 90% of us. Healthcare costs nine zero. It is a large, large number that’s over $1.1 trillion in spend. And it’s interesting because if you look at the overlap of chronic conditions where we started with that opening slide, when you have the existence of more than one chronic condition, the expenditure increases. So people living with multiple chronic conditions become much more expensive. And we know that about 40% of people living with one chronic condition have two or more.

Speaker 2 (00:07:22):

Next slide, please. So the solution that we’ve really spent time in designing is all about enhancing behavior. And you do this. If you think about how you live your life today, and the touch points you have with technology enabled services or technology enabled experiences, they make your, you make your experience better. So a couple of examples for us are we’re able to collect the data through our cellular connected blood glucose meter cellular connected blood pressure meter cellular connected scale, and understand an individual person from their biometrics. We also understand their preferences. For example, I know that Jessica is going to get out of the smoke pretty soon. So as I’m understanding that information, I can personalize my message to her about where she’s actually going to do, visit her parents into an area where she can get more outdoor exercise when we’re able to do this and offer these personalized health nudges.

Speaker 2 (00:08:16):

We see that’s greater than 60% of people opt into what we’re doing. We see that 75% of when we do five day challenges, um, uh, complete their first challenge. So this idea around being able to drive, um, individual behavior change, you see it in other industries, you see Amazon doing that for your purchases. You see Google doing that for your content, you know, searches that float to the top. We’re able to do that in the world of health, because we understand not only what somebody will benefit from, but the way in which they want to receive that information. Next slide, please. This is an example of us being able to meet people where they are in the pandemic. And I think it’s a really interesting component. So we’ve noticed that, um, the name we see almost nearly a threefold increase in the number of coaching sessions.

Speaker 2 (00:09:05):

And so this speaks to utilization in the setting of a virtual care consumer directed world. While the pandemic is happening, external utilization of healthcare resources have really gone up how something gets really interesting and probably no surprise. Kristen has a child who’s napping in the background, and there’s a low level of stress that that child may wake up. My seven year old is hidden in the other room here. My point is I’m in this world where we’re have some underlying stresses we’ve noticed in our members who are using the blood glucose meter, that we’ve seen a twofold increase in people who tag their stress button, even if their blood glucose level is normal. So it can looking across what’s happening in the ecosystem. Under the current pandemic, allows our system to adapt and deliver meaningful messages to people exactly where they are at exactly the right time digital program effectiveness.

Speaker 2 (00:09:57):

This is when I get asked a lot about in my current role in my current I’m speaking. And I think, um, you know, this is a really illustrative slide, but first and foremost, it has to be simple. You can’t create something that’s complex requires new rules or new actions to get people, to use it simple and easy out the gate when the days of being simple and easy learning fast and being iterative in your approach to understand the data and improve consistently is really important. That allows for continuous utilization and continuous improvement to drive those outcomes. And really what we’re trying to achieve in digital health is personalization at scale docs are effective because you get to know your doctor. She’s incredibly nice. You come into the office, she understands your kids’ names, your pets names, but it’s not scalable. And so for a digital program to be effective, it needs to be scalable in a hyper personalized way.

Speaker 2 (00:10:52):

So you can create a one to many solution with that. Jessica, I’m going to turn it back to you so you can introduce my colleague and a friend Kristen deacon on no, no, no, no. Do not think you’re escaping that quick. We have, I have seven minutes on the schedule to ask you some questions about your presentation. And so I’m sure you’re tired of talking about the merger, but I guess the way I want to ask about it is based on what we just saw. I mean, I noticed, I mean, I’ve, I’ve followed along with Lovango from really the beginning before you guys even went public. And I saw some new things in here. And so I want to ask about the merger in the context of what we’ve just seen here, how much of what we’re seeing, you know, on these previous slides or, you know, that that’s being reflected in the way that you’re thinking about healthcare now that you, now that this merger with Teladoc has happened and you’re starting to plan for the future with them.

Speaker 2 (00:11:45):

You know, how much of that is, is reflected in what you’re showing us here and kind of what are the next steps for it? It’s, it’s a really great question. Um, and thank you, uh, as, as you can imagine, I could not be more excited than our merger with Teladoc for a number of reasons. The biggest of which is that we will be able to execute on our vision so much faster and reach more people at scale in an unprecedented way. And so what I described as using digital healthcare to drive a hyper personalized experience for people, we can now think about doing that not only in chronic conditions, but across that whole spectrum of health, from acute to episodic, to chronic and, and even furthermore, we’re able to actually turn the paradigm on its head and with the utilization of prescribing powers that Teladoc has therapists.

Speaker 2 (00:12:35):

We can actually treat people where they need to be treated when they need to be treated. So rather than you have to go to the doctor’s office every couple of months, you could say, actually, Kristin doesn’t need to go to the doctor’s office, but Holy cow, we got to get Jessica in every other week, right? And we need to, we need to make those matches. And we can do that in a way by understanding the data. We can also, the other way to think about the care delivery system is we can use this data where the doctor is not in constant contact with the, with the patient. You can use the AI algorithms to understand what needs to happen in float that directly to the physician. So all of a sudden you’re opening this world where people are allowed to practice at the top of their license shore, and you meet people where they are, and maybe I’m tucked away in my son’s bedroom right now, because it’s the only place I could find that was quiet.

Speaker 2 (00:13:22):

You can meet people where they are deliver the service that they need an escalate, but without a three month or three week, wait, just to go see the specialist, you can escalate in the time of need. Cause you can understand what that need is. So the, what I described is absolutely true, but it’s kind of on steroids, if you will. And, um, you know, I often describe we built the system from the consumer into the provider system, Teladoc built from the provider out to the consumer and we’re meeting. And we’re able to meet at scale Teladoc covers 70 million lives. My data scientists, you know, start to drool when they think about what we can do with the combination of our platform setting to deliver a holistic experience, we deeply get to understand somebody and empower them and make their life and their experience of healthcare simply better.

Speaker 1 (00:14:11):

I know you guys have seen an uptake in utilization too, as a result of the pandemic Teladoc sought at first. And then there was, there was a point there where things started reopening and the numbers started trending down. Do you think that our experience with, with tele-health with remote monitoring with virtual care has been sticky enough as a population? I mean, you mentioned that the big number of lies that Teladoc has access to, you know, it hasn’t been sticky enough, the experience with digital first or digital, you know, continuously and the home that people are gonna make the switch and continue to, to demand those types of experience

Speaker 2 (00:14:44):

For their health care delivery. Yeah. The F the phrase, the genie is out of the bottle I’ve heard use, but we’ve all seen the, or the genie gets sucked back in. And I heard a better phrase as a mom, which is the toothpaste is out of the tube back in. So I, I do, I do think, um, what the pandemic has done is really accelerate our business model, um, from the healthcare delivery side, as well as from the consumer side, I think virtual care was accelerating from a consumer centric experience, but not as much from a healthcare delivery side. And I think you’re seeing that acceleration in both areas. And I do think the toothpaste is out of the tube. Alright, well, Jenny, let’s leave it there. We’ll come back to you when we get to our massive Q and a session at the end, but, um, I’d like to give Kristen an opportunity to chime into the conversation here and share her experiences at the state of New Jersey with us, so that we can hear the employer perspective and what it’s like to roll out this whole person program to a population.

Speaker 2 (00:15:44):

So without further ado, it’s my pleasure to introduce Kristin deacon. Um, she is the assistant director division of pension and benefits and, and the New Jersey treasury. So for the state of New Jersey, she is responsible for operations policy and planning for state and school health benefits. She previously served as assistant counsel to the former governor of the state of New Jersey and was the deputy attorney general for the state’s attorney’s office there. Um, Kristin engaged in private practice as a corporate restructuring attorney in Delaware, Pennsylvania and New Jersey, and was the former chief law clerk to the chief bankruptcy judge for the district of New Jersey. My goodness, what a background, uh, she is a dedicated mother of three little ones, two, four, and nine. And I think it was the two year old we’re worried about, right? So if we have a special guest star pop in here, we’re gonna, we’re gonna walk ahead and welcome him or her to this conversation about a virtual care and see what they think.

Speaker 2 (00:16:38):

Um, and more recently she’s become as a result of the pandemic, a remote learning and zoom teacher. I love that a self-described the public sector, entrepreneur. Christine is always looking to question and push the status quo in the name of public stewardship. She’s an avid sports fan. We have another athlete on our hands here, a runner soccer player, a tennis star, and also a golfer. So Kristen, welcome. It’s a pleasure to have you here. Thank you so much for joining us. We look forward to hearing about your experience with Lovango. So I’m going to turn it over to you. Great. Um, and thank you for having me. I’m really excited to engage in this conversation. And so much of what Jenny was talking about. I can’t wait to really dive in with her and, and get to her points as well and echo some of those, um, points. Um, so just a quick overview of our population to level set. Um, we have, we covered total of about 800,000 folks that represent actives early retirees and retirees, including our Medicare population. Um, you know, and this includes, uh, you know, a really diverse group of individuals. The population that has access to Lovango is about 600,000 and that’s our active and early retiree, um,

Speaker 3 (00:17:50):

Individuals. And, and you can see here, um, again, dealing with a population that size, our members living with diabetes, about 50,000, 50,000, um, hypertension, 140, and, um, you know, uh, with what you don’t see here on from a behavioral health perspective. But what we know is that we have a behavioral health, um, crisis that was on our hands really prior to the pandemic and, uh, our, you know, strategy with the rollout of the whole person solution is really preplanning for what we know is going to be the fallout from, um, you know, COVID, especially with our population being as diverse, um, and public facing as that

Speaker 4 (00:18:31):

We are sorry, go on.

Speaker 3 (00:18:35):

Um, so this side sort of represents, um, the way I like to think about the various components of our plan. I think, as an employer or, you know, somebody that runs a health plan, we all know that you spend a tremendous amount on that. You know, what I’ll put in that top of the triangle, you know, 30% of our spend, um, is taken up by 1% of the population, um, you know, considering drug spend and medical. Um, and you know, that’s, once you start, um, an individual and, you know, at that bottom of the triangle, you’re really looking at, you know, usually young, healthy folks, and then as they age or, or have more conditions and comorbidities, you start to creep up that triangle and, and get to that top 1%. And we tend, I think historically health plans have tended to really focus on that top, um, piece of the triangle, because that’s where your big big spend is and your high cost claimants, and how do we reduce, um, reduce those claims spend, um, from both a utilization and a unit cost perspective.

Speaker 3 (00:19:41):

Um, but I think, again, going back to that whole person approach, I want to keep as many of our members and that lower tier of the triangle for as long as possible. And so thinking about our members and you’ll, you’ll hear me always be very careful with the language I’m using our members, not our patients. Um, you know, we want them to engage in the healthcare system, not just as patients and not just as, as sick, um, individuals, as they climb up that triangle. We want to engage them at all levels of that triangle, um, wherever they are in their healthcare journey and work to keep them, you know, to echo what I think what Jenny said is, um, to live their best lives, um, wherever they, they fall. Um, so not neglecting that lower tier is really, really important to us

Speaker 3 (00:20:31):

Go to the next slide. Um, yeah, so this, uh, you know, going back to the whole person approach, um, you know, I think COVID has helped us to accelerate thinking about, um, time outside the healthcare system, but because we’ve been forced to, right. You know, we were telling members to go get screenings, to go engage with your PCP, to go, you know, um, engage in the healthcare system in a, in a physical way, um, or an in person. And then when that all stopped, you know, we were already moving in a direction like with Livongo as a partner and some other point solutions, um, to move ahead in the digital space. Um, but what COVID has done is really, um, you know, propelled that what I think would be a multiyear process forward. And I, and I agree with what, um, with what Jay dr.

Speaker 3 (00:21:25):

Schneider said about, you know, I think we were heading there from a consumer perspective and I very much feel that that’s, um, that’s the sort of the direction I’m moving from. Um, but there was always the pushback from the status quo on the provider community. Like what was that going to look like for them to provide telemedicine? Well, we see that, you know, from our, from our numbers, our providers very quickly pivoted to be able to provide telemedicine to their members, um, not just, you know, via a telemedicine or virtual platform, um, that existed pre COVID, but, um, they started to engage and get creative and figure out how to deliver care digitally. Um, so again, I think that COVID is really crystallized the knee’s need for, and propelled forward at a much quicker pace, our approach to, um, you know, digital solutions. Because again, you know, we don’t want to think of our members interaction with the healthcare system only being, you know, when they’re at the ER at a provider’s office, we’d go to the next slide.

Speaker 3 (00:22:34):

Um, so just for us, the, we, uh, again, move forward with the whole person solution, and this is just a visual of what is available to our members. Um, you know, we always knew we had an issue on the clinical side with diabetes, hypertension and how we were, um, you know, delivering services. Obviously we found Lubanga as a partner and we’re very excited to move forward in that whole person solution, but what really pulls it all together to me is that behavioral health component. And, um, we’re just really excited about, um, everything that the, this will have to offer, you know, with respect to behavioral health. And I think I’m sure we’ll talk more about this, but, um, we often look at behavioral health, um, as a supply side issue, right? Like we have a behavioral health crisis because we don’t have enough providers that we have, you know, I think it’s like 3000 childhood psychiatrists in the country, and we all know that there’s an overwhelming need for child psychiatry.

Speaker 3 (00:23:36):

Um, so we tend to think about the provider shortage, but I think we also have a demand problem because what we’re demand you, what my child might need from a, um, a therapeutic or behavioral health perspective, it might not be that, you know, a child and adolescent psychiatrist, it might be something that their primary care provider equipped with a digital solution might be able to help my child with. Um, so I think we have to look from a demand and a supply side with how to tackle what we know is going to be a behavioral health challenge in the future, and making sure that we’re making the most efficient use out of all of the tools available to us and at our disposal, um, you know, and making sure that folks are able to practice, um, you know, the providers that are out there with those licenses are able to be leveraged in the most efficient way for the members that, you know, need them depending on their, their, um, you know, their own healthcare journey. We can move to the next.

Speaker 3 (00:24:40):

So yeah, this dovetails right in with some numbers for us, um, behavioral health, um, I won’t regurgitate the numbers that are on the page, but you can see when, when, when coupled with behavioral health and chronic conditions, the cost, um, increases obviously for the plan. And so as a payer, um, you know, these numbers are very important. And I think if, if you were to look at only tackling, uh, things like unit cost, contract management, um, you know, tougher negotiations with your TPA or your PBM, you miss out on a huge opportunity to really turn the needle from a cost perspective and addressing the underlying underlying health conditions. So I think you still have to do those things on unit cost perspective and, and managing, um, your vendors and your contracts tightly, but, but understanding the real drivers, um, when it comes to, uh, co-morbidity and behavioral health conditions impact on cost, I think, um, it might drive a different, um, solution for your plan. So we can go to the next slide.

Speaker 3 (00:25:51):

Um, so I think everybody on the call or on the webinar might, you know, recognize, um, everything on the left hand side of this slide is some might call it social determinants of health barriers to care. Um, but in they’re real and they exist. And they, they exist in either, uh, you know, had a greater, to a greater extent during COVID. Um, and these are barriers to care for behavioral health and other conditions. Um, from a payer’s perspective, I often hear about social determinants of health and barriers to care, but what I have struggled with is what are those things that we can act on? What are the actionable social determinants of health or barriers to care, and that’s where you find solutions. Like Lovango like, you know, more digital, um, and forward thinking solutions, um, that can, you know, I’m just looking at the side here, like stigma, right?

Speaker 3 (00:26:46):

So a good example of a solution that we were able to present with our members during COVID was, um, you know, uh, substance use disorder, specific, um, digital health provider. And so we’re not able, not only able to help members that we know are suffering from these conditions, but they can do so from the comfort of their own home. And, um, so I think, you know, some silver linings COBIT has, again, just, um, really crystallized the need for some of these solutions and remove some of these barriers to care next line. So this is a little more nuts and bolts about practicality and rolling out, um, a program like, um, Alvanga whole person solution to our members. Um, you know, we’re unique in the sense that we’re, we are public sector. We cover a variety of types of individuals, um, you know, union organizations. And it’s not just one union, it’s multiple unions, um, uh, across, uh, across the board, local governments, um, teachers.

Speaker 3 (00:27:50):

So enrolling out, um, this type of solution. We have to be really thoughtful about the communication strategies. And that means not just communicating with, uh, you know, our leadership and, um, partners across the state, but through them, right. And leveraging all of the, um, the, uh, channels that we have to communicate the not only the availability, but the functionality and, um, benefit for everybody of, of the model. Um, I like to, you know, on the, you can see on the side talking about like formulary updates and certainly anything disruptive for our members. I think it’s, we always have to, um, I would like to use a narrative, uh, not one of cost savings, but more one of, uh, making room and the health plan to continue to deliver really, um, best in class care for our members. So for example, on the, you know, on the formulary side or drug side, um, if a generic comes out and that means that a member has to move from a brand to a generic, it’s not about a cost reduction, it’s about making way for that life saving therapy that might come out, uh, you know, down the drug pipeline next year.

Speaker 3 (00:29:04):

Um, so I always like to make sure that the narrative is not one of cost savings for the state, or even really for the members it’s about providing best in class care for members and continuing to do that.

Speaker 4 (00:29:16):

Next slide,

Speaker 3 (00:29:20):

Just some demographic information about who’s enrolled in, um, in the plan, as you can see, um, mostly it’s, uh, our members and not dependence. Um, and one thing that was surprising to me, I did, uh, expect more female enrollment. Um, we know that there are the more active decision makers in our, you know, in decisions with their families. Um, but as you can see here, I mean, it’s a pretty even split with that with male and female, but, um, just some interesting statistics on our membership. Next slide. Uh, again, these are, um, I won’t regurgitate the facts off the, off the page. Um, but I, I think, um, you know, just some important things to highlight here. Um, the, you know, the health nudges that Jen Jenny talked about, dr. Schneider, I’m sorry. Um, I think are really important and for our members, um, you know, because we cover such a diverse population, I do at the end of the day, feel like healthcare should be local and personal. And what this data driven approach does is it takes a population at all of our size and, and diversity, and it enables us to deliver healthcare and a more local and personal way, which I think is really important, um, important for members, you know, what might work for, uh, a retired, um, uh, cop is probably not the same thing. That’s going to work for a fresh new young female school teacher, right? So that personalized data driven approach, um, I think is what leads ultimately to our success. Next slide.

Speaker 3 (00:31:00):

Again, these are just some statistics on, you know, how our members are doing what their checks. I think, you know, an 82% weekly check in is, is really, um, strong. Um, and as you can see on, uh, on monthly check in we’re, uh, we’re actually beating, uh, Livongo’s book of business, um, but you know, really positive results from an engagement perspective, especially for our population, which we’ve historically struggled with engagement as a result of are really, um, it’s sort of the diffuse nature of our population, next slide.

Speaker 3 (00:31:38):

Um, and for all those payers out there, I think that you can see how significant, um, the success rates are here with reducing, um, [inaudible] for our population in the very short time that we’ve been with Lovango. So some really promising results. And, uh, we’re excited to see what the future holds. These are some of, some of the feedback that we’ve received from our members on the Bango it’s been received overall, obviously very positively. Um, and, uh, you know, they’re just excited to have access. Um, I think in a lot, and a lot of ways public sectors can be seen as, um, behind the eight ball a little bit when it comes to whether it’s technology. Um, but I think from a health plan perspective, um, where we’re right up there with, um, you know, being as forward thinking as we can with the solutions and services we’re providing to our members. So with that, Jessica,

Speaker 1 (00:32:43):

Kristen, great job. Thank you so much for walking through all of that before we bring Jenny back. Um, I just want to ask you real quick, you walk through, I love hearing you talk about the impact of rolling out the whole person platform. Not only like, you know, from you, you covered basically everything from dollars and cents right down to some of the, the actual, you know, impact on, um, health status. And, you know, some of those biomarkers that you guys have recorded there when it comes to, what’s been most important to you as a payer. Like what, what’s the outcome that you’re really the most excited about in terms of, of everything you’ve just presented there?

Speaker 3 (00:33:20):

I think with the whole person solution, um, it’s creating and really an ecosystem of solutions and tools for our members to keep them, you know, to Jenny’s point to help them live their best and healthiest life. Right. And from a payer’s perspective, obviously I’m always looking at claims costs and trends. Um, but you know, from a, from a public employer, employee perspective, keeping our employee workforce healthy and, um, um, and productive is really important, obviously, you know, to the state employees and to their families, but also to the residents of the state of New Jersey that, you know, help fund some of these benefits. So I think, um, I, I think it’s, uh, focusing on the health and wellbeing of our members, um, if that’s always your goal and creating that ecosystem to help meet people in their health journey, wherever they are, the dollars and cents will follow. And I think that that is bearing out in, in the numbers. Okay.

Speaker 1 (00:34:29):

Well, let’s bring dr. Schneider back and, um, I’m gonna talk to the two of you and we’ve got quite a bit of time. I’d like to invite the audience to submit their questions. We’ve had a few come in already, so, um, please continue to submit your questions for both Christian and, um, excuse me, Kristen and Jenny, uh, so that we can find out what it is that is on the top of your mind. Um, I want to kick off this Q and a portion by talking about something. I want to kind of go big picture here if I can, um, with you too. Um, so I do, like I said, at the top, I do a lot of interviews with people who are working in health technology companies, and then also people who are buying those solutions. And one of the most provocative ideas that I’ve come across lately is this idea. It’s actually a phrase that came out of, um, crossover health CEO, Scott Shreeve. He said, um, that he believes that employers are becoming the most innovative payers and healthcare, and he calls them health activist employers. And I love this phrase because I really feel like it does kind of capture the spirit, especially when it comes down to integrating more virtual care, digital health type solutions into a full on benefits package to take care of a population people. So

Speaker 2 (00:35:38):

I would love to hear, you know, Kristen, I’ll start with you, if you can, you know, what do you think about that? Do you think that within recent times, um, particularly as you know, the pandemic has unfolded and employers have really found themselves responsible for managing the health of their employees in new different and expanded ways. Do you think that it’s fair that we’re kind of entering an era of the health activist employer? Yeah, I mean, I think that we were probably entering it a bit before COVID, but it’s certainly propelled it forward at a much quicker pace. Um, you know, the system, I call it a system that’s, I’m using that term loosely to describe the current healthcare system, but what’s existed, um, has re the status quo, right. Has worked for hospitals and providers, and it’s worked for insurance companies and it’s worked for PBMs and it’s worked for drug manufacturers.

Speaker 2 (00:36:35):

Um, but you know, it hasn’t really worked for the consumer and it certainly hasn’t worked for the payer. Right. So the idea of, um, set it and forget it from a health plan design perspective, or is over the idea, especially on like the drug side of, you know, a paid claim is a happy claim. Like those days are gone. Um, and they have to be, um, you know, especially again, as a steward of the tax dollars in New Jersey, it’s, it’s become our role, uh, out of necessity. And, um, I think because we’re the only ones that have, are poised to do it, to say, things need to change, and we have to get more creative about the way we’re delivering health care to our members. And you want to jump in on that? What have you didn’t hearing? I mean, you guys, especially as you’re, you know, you’re, you’re building this, you know, full end to end virtual care or whole person platform, and you’re, you’re working with employers of different sizes.

Speaker 2 (00:37:35):

I mean, would you agree, or what would you add? Yeah, the only other point and Kristen touched on this, that I would add is, um, first of all, I love the quote from Scott Shreeve. I know I’ve known Scott and I’m a fan of him and his work, but I also say the employers have the dual benefit. They’re not only concerned about healthcare costs and not only driven by actuaries. They’re also concerned about productivity and retention and recruitment. And so as you think about like, like thinking truly about the whole person, they’re actually looking at multiple other dimensions to take care of in this health journey. And so I’ve often found that it, that is the reason why the likes of Kristin and so many others whom are on this webinar are highly innovative because you have a lot more at stake than traditional health, health, insurance, or payers, if you will.

Speaker 2 (00:38:22):

Right, Chris and I want to jump in a little bit on the issue of employee engagement and, and Johnny, please feel free to weigh on this too, because I think this has been the challenge all along with the, with, uh, from a payer perspective, from an employer perspective is how do you get your population to use this stuff? I mean, it’s not enough to just, you know, to get it, to put it out there, to make it available, to pay for it. I mean, how do you really make people want to use some of these solutions in order to, you know, maybe do some of the hard work in terms of monitoring their health or helping them achieve better care. And Kristen, I’m wondering if you can just share with us some tips and I love what you said in your presentation about your population and maybe start there for us, give us a sense of those demographics a little bit deeper.

Speaker 2 (00:39:03):

I mean, you’ve got everybody under your umbrella from the retired cop to the retired male cop, to the young female school teacher. I think that really, I mean, there is a big difference there. So how do you create, how do you offer something that, that whole population can find themselves like, yes, this is for me find themselves in that offering. Yeah. I would just start by saying, I think we have a long way to go as a health plan and improving our communications, but we are we’re on that road to, to getting there. Um, so just a little bit more about our demographic. We cover all state employees, um, which, you know, includes your, um, department of family services. Um, our public psych hospitals department of, uh, like our, uh, department of veteran affairs, uh, facilities. Um, so we, we cover a lot of frontline workers.

Speaker 2 (00:39:53):

Um, we cover all of our state, um, uh, firemen and cops, and then we also cover, uh, and employees like myself. So I get the benefit of the plan that I administer. Um, we also cover about 70% of local governments that are located inside of New Jersey and about 45% of the school districts that are located in New Jersey. Um, so the locals get to opt in to the programs. Um, and so that would include local firemen, police, officers, teachers. Um, I look your local municipal and town, uh, and counties. Um, so it’s a real challenge across the sort of the diversity and then also just the sheer number of people that we cover. And then we also cover retirees that live all over the country and indeed all over the world. Um, and I engage them. How do you get them to try something new, right.

Speaker 2 (00:40:47):

A digital solution, especially that retiree population, or maybe a population that’s, you know, you know, not sitting behind a desk for the majority of their Workday. I mean, how do you get them engaged? Right. I think it’s making the solution relevant to them. I think number one, it has to start with trust. And I think we have a long way to go is like a health system and earning the trust back of our members. And again, I say members and not patients because that’s how a lot of people think about their health plan. It’s something there for when they’re sick, as opposed to something that’s there to keep them healthy. So changing that mindset and shifting that culture, um, and then leveraging really every channel that you have and finding the source of trust for that popular, that subset of population. For example, if it’s your, your teachers, it’s for New Jersey, it’s like leave their teacher’s union. And so leveraging the trust and getting buy in and, um, and educating their leadership so that, you know, find out who your members go to for their information and trusted information, and then bring them under the tent to make sure that they’re all part of the decision making process and the communications process. Um, again, to start to earn that trust back from a health care perspective,

Speaker 1 (00:42:01):

Right? And once they’re under the tent, Jenny, tell me how we make them fall in love with Lovango because as I recall, it’s not enough to just like it. You have to love it. And I think a net promoter score that kind of shows that, but you really leverage data science and some of the stickiness of, you know, really some of the tricks that other tech companies have been using in different ways outside of healthcare, to keep people engaged and to keep the experience personalized and something that, that is, you know, um, something that they want to go back to and stick to. So talk, talk a little bit about that.

Speaker 2 (00:42:32):

Yeah. I’m and you’re right. I often say, uh, being liked is waiting to be replaced. You need to have people love the experience. Um, and, um, I just want to underscore what Kristen said really eloquently around in enrollment or engagement. And one of the things that we do and I’m invested a tremendous amount on, in is data science. And we do that at the top of the funnel. So when you invite somebody for example, to participate in Lovango, you have to know like, why would they care, right. It’s not enough just to send a message. It’s not enough to send a message with certain colors. You have to understand the invitation, what the value system is to them and allow them to bring in. So we see our enrollment rates across our book of business in the mid 30%, um, for the eligible population, which is incredibly high, but that’s really driven off of a data science approach.

Speaker 2 (00:43:21):

And I can give you some examples. When we first started the company, we had very low enrollment rates in the Southeast of the United States. I couldn’t quite figure out why, but it was because we were offering a solution for people with diabetes. And we realized that in the Southeast people use different vernacular. They often say they have a quote unquote, touch of the sugars, but not diabetes. And so when we changed the words and invited people in that resonated differently, you know, when people for, with type one diabetes like myself, I use 10 blood glucose strips a day. So this idea of free and unlimited blood glucose strips that show up at my door, you had me at hello, right? So you need to understand what it is that’s different for each person. So Kristen talked about that in her job, administering the plan across a varied population is really dependent.

Speaker 2 (00:44:11):

You know, she can’t do the heavy lifting for every solution that she brings for her entire population. Just it’s true inordinate amount of work, right? And so as digital health starts to make inroads and leverage data science, this is the place where we can really, I think, um, accelerate our, our, um, the benefit. And we use that same concept across the solution, across the journey. So we can notice, you know, Jessica hasn’t checked her blood glucose in the morning, Kristen’s checking 14 times, but it’s always at night, right? And you can make suggestions and alter behavior because of that. And so the hyper personalization that we all experienced when we now go on to travel last year, I get it. When I get in my car, know at five in the morning, I go to swim three days a week and it knows at five in the morning, when am I getting my car?

Speaker 2 (00:44:56):

It tells me how many miles and the times of pool, like it’s gotten that personalized, right? So we’re doing that in health. And so we’re bringing that data science to make it really personalized and in an experience way that allows people to engage and want to stay engaged because we’re giving them something of value back. We’re not asking them to do something different without giving value. I want to take a question from the crowd. So please continue to submit your questions. We are going through those. And there have been a couple about, in about utilization specifically on the behavioral health solution. So Kristen, if you could talk a little bit more about that. I mean, we know during the pandemic, there’s been an uptick in needing those services to, can you say a little bit more about utilization on the behavioral health side of things?

Speaker 2 (00:45:37):

And I think, I mean, I love, I love everything that you have said so far really it’s it weaves together nicely because it really is about building that trust. And I think when we talk about behavioral health services, I mean, this is an area where there’s still a lot of stigma. Certain populations might think this is not something I want to do. So it’s like, how, how would you, what utilization are you seeing Kristen, and how do you hope to make that even more broadly available or make it broadly accessible or make it accepted that this is, this is the thing.

Speaker 5 (00:46:08):

So, yeah,

Speaker 2 (00:46:08):

I don’t have any statistics in front of me, um, from Lavonne go’s perspective on behavioral health, that being said, um, from the outset of the pandemic, we paid very close attention to our prescribing, to our, um, you know, our, uh, RX data and prescriptions for antidepressant, antianxiety, um, ADHD, any overlap between, you know, folks that are getting 80 increased ADHD or a dependent and increased antidepressant, like really trying to take a data driven approach. Um, and also looking at obviously our medical claims information. Um, and we haven’t seen a huge spike on the medical side. Um, I think it’s, it’s really, it’s going to be the, the impact that we’re going to see over the next few months. I think everybody went into this crisis mode. We can get through this. And now as we’re starting the school year, normalcy is not returning, um, in the near future. Um, you know, I’m guessing, but, uh, I think that’s where all of our clinicians and chief psychiatric officers that work with us through our vendor partners have said, that’s, that’s, what’s coming. Um, a couple of suggestions on utilization and stigma. I always like to approach it as, um, when we’re having a webinar on behavioral health or making these resources available, it might not be

Speaker 3 (00:47:30):

For you, but you need to know what’s available for your child or your spouse or for your colleague. How can I inform you about the health plan that you and your colleagues have access to so that you can reach out to that friend and me, and in that learning process, you might learn that you, you might be exhibiting some signs of depression or anxiety, but it’s a much less, um, uh, intimidating thing to learn about, um, signs of depression or anxiety or other behavioral health issues. If it’s, if I’m informing you so that you can help somebody else. And in the process, you’re then learning about it, um, for your own, for either yourself or for a loved one. I think playing a leadership, playing a role in demonstrating that stigma is something that needs to be dealt with, um, is really important. Um, the treasurer’s office, um, in New Jersey has been really supportive and being involved in some behavioral health summits, we’ve run, I’ve shared my own personal story, um, on struggling with, uh, behavioral health issues and depression. Um, because I think that’s, I think that needs to be a big first step, um, to have that open and honest conversation and for people to be honest with themselves, um, and seek help

Speaker 1 (00:48:44):

You say a little bit about my strength, which is the behavioral health offering available through Livongo. And I’m curious too, if you just, for those who are, may not be as familiar with it, if you could talk a little bit about it, some of the things that you’ve been seeing during the pandemic in terms of utilization there, and then if, if you can, and I know there’s limitations on what you can say, but maybe where this is headed, you know, now with the, with the augmented ability of what’s available via tablet.

Speaker 3 (00:49:08):

Yeah. Thank you. So the, um, the Lovango behavioral health solution, which we got a jumpstart on by acquiring my strength, which is that the time of the acquisition is the leading behavioral health solution in the marketplace. What that team had done is built out a tremendous, tremendous amount of digital self service components. So to Kristen’s point, people could actually take access or their dependent or academics, or their child could access it and understand, you know, there’s different modules and they could, they could find the one that worked best for them, or they could go through that in a very destigmatized way. So that was at their privacy in their bedroom, wherever they were, where they wanted to do that. Um, uh, we have seen him, I do know that the statistics for Lovango. Um, and so we have seen an increase of 136% between January and may of this year, in terms of utilization for behavioral health solution. I’ll give the subtext that, you know, when we did the acquisition of my strength, our coaching team was probably the most excited because they spend the most time live with our members. And their comment was consistently, most of my time, I’m talking about behavioral health issues. People are reaching out, am a diabetes coach, and they’re wanting to talk about mental health and the stresses that are impacting their diabetes. So their overlay is very, very clear again, as we go back to that whole person component.

Speaker 2 (00:50:28):

Um, but then moving forward, one of the areas, again, we’re really excited about is as a very clear escalation, Teladoc has built beautiful business around the telehealth services and providers of therapist, psychologist, psychiatrist, and putting that coupled to the front end of the digital, again, allows somebody to come in at their own pace, their own needs, and then escalate to the person that they need when they need that. And that is just, you know, you talk about, um, the stigma and the difficulties in treating those of us with behavioral health, that ability to have the privacy and to, and access 24 by seven, no matter who you are, where you are, is an incredible leap forward. It’s no longer digital only, or no longer straight to a therapist. That combination is really, really powerful. All right. I want to take another question from the audience and this one, Kristen, we’re going to start out with you.

Speaker 2 (00:51:21):

Um, if you have a kindred spirit out there, someone else who is in a similar role in a, in a state as you are, and they’re wondering, how did you get started in buying? Um, how did you get started in accelerating your buying towards digital health? And so I, this was actually a question I had for you too, because when you were presenting, you were talking about all these different point solutions and then you guys have kind of landed on a couple of different platform plays. Lovango being one of them. So I’d love to hear though how you got started in kind of building out this more, a virtual care approach.

Speaker 3 (00:51:55):

Um, so as you read from my background, I don’t, I didn’t grow up in healthcare, so I’m fairly new to it. And so when I came to healthcare with the state and at treasury, yeah,

Speaker 2 (00:52:05):

I really did a deep dive on costs, right? Where,

Speaker 3 (00:52:09):

And what are the solutions that are out there that can help us reduce costs, right? So, ER, spend urgent care spend, well, why would I, you know, why would I spend a thousand dollars taking my daughter to the urgent care for an area when I could do it for $39 on the platform that horizon blue cross blue shield, who is our TPA, current CBA has available for our members? My, one of my first questions that our first meeting is what’s the utilization of telemedicine. And it was less than I believe, like 0.1% in a given year. So, well, why aren’t we promoting this? This is a no brainer. Well that disrupts the status quo, the provider community at the time didn’t want necessarily for us to move in that direction. Um, so for me, it was initially driven by a cost. And then as I dug more into the data and learning about, um,

Speaker 2 (00:53:02):

Comorbidities and behavioral health and

Speaker 3 (00:53:05):

The benefit from a car

Speaker 2 (00:53:07):

It’s perspective of a whole person approach to care,

Speaker 3 (00:53:10):

Um, I mean it was a no brainer and, and the practicalities of moving forward, those are always challenging when you’re dealing with, um, an organization of our size,

Speaker 2 (00:53:20):

The vendors that we have to deal with because of our size, but we’ve found great partners, um, you know, in, uh, our TPA, um, and willingness to think outside the box and find these solutions for our members. Um, but we’re also of a size where we can demand, you know, if we want something, um, we ask them to, to get it done for us. Um, so we’ve had some, some strong partnership in that sense

Speaker 1 (00:53:43):

And they were bringing ideas to you or you were bringing ideas.

Speaker 2 (00:53:47):

Um, I think, uh, initially it was, uh, an us bringing ideas to them. Um, but that was, I think that was more as a result of sort of that set it, forget it, mentality that had really taken hold within, um, our health plan. Um, but they’ve really gotten excited about some of the things that we’re willing to look at and entertain as we’ve moved forward into, uh, you know, more sort of real estate, progressive path, um, towards digital and point solutions.

Speaker 1 (00:54:17):

I want to ask you, you know, as a former clinician, uh, to weigh in on and part of Christine’s Zara answer there, and this might be an unfair question to ask, but we’re going to ask you used to be a clinician. So when, when you, when somebody in Christine’s position is trying to win over the provider community and integrate these digital solutions and give us some tips about how to talk to the clinicians about this and how to get them one over to the digital side.

Speaker 2 (00:54:39):

Yeah. And my mom we’ll re we’ll remind you, Jessica, that I still am a clinician. I sometimes have to tell her I still see patients. So she understands what I do on a day to day basis. I’ll all in aside the, the, um, I do think that the physician and clinician communities is changing. I’m seeing that even at the level of medical schools, they’re starting to talk about and teach to digital health solutions. The way to win, um, for, for a clinician is two fold. One is it makes your life easier. And two, it actually allows you to practice at the top of your licensure. So by making your life easier, there’s, there’s something, um, so a blood thinner called Coumadin, and it’s really difficult to manage because the dose is interacts with a bunch of leafy greens. So if you eat more salad one day, then the next year your numbers go up and down, there was a world in which clinicians would just write a prescription for Coumadin clinic and then Coumadin clinic experts would go take care of that and manage that.

Speaker 2 (00:55:34):

And the actual doc didn’t have to do all of that work. That’s how I think a lot about digital solutions on the outset, the beauty of the integration of the data back into the clinician workflow. And this really speaks to the power of Teladoc and Lovango is that we now allow those providers to say, Hey, I’m at risk for these people whom are not doing well, or I’m, you know, I need to do perform these procedures on these people. And I want to bring them in. I don’t actually need to see Jenny because she’s doing really well and she’s healthy. I want to actually fill up my calendar with the population that I can take care of work at the top of my licensure and frankly, bill at an appropriate level and keep the healthy people outside that’s novel in healthcare and how powerful to be, to beat the person, the patient to say, Oh, it’s great.

Speaker 2 (00:56:22):

Like, I don’t need to take that medication, or I don’t need to see the provider. And then when the recommendation comes in to see, you’re more likely to do it rather than, than, you know, every four weeks or every four months is just kind of the standard for all of us. So providers, I think once you experienced this as an extension and a leverage in the care system, I think it becomes incredibly appealing. Can I just, um, echo on that? So we have direct primary care homes that we’ve implemented with our, and so what we do and what we’ve done with Lovango is said, brought Lovango in and said, can you train our DPCs on what the product is and what the offering is? And they’re so excited about the fact that they can, you know, they have their panel of patients that they see and now they have this tool that can help them manage, you know, their patient’s chronic conditions. And it’s, they’re so excited about it. So I think as we also move into this more, um, whether it’s direct primary care model or value based care model, um, they’re going to meet these types of solutions with excitement and not, um, you know, with trepidation is, as Jenny said,

Speaker 1 (00:57:34):

Okay, I’ve got about a minute or two to wrap this up. And, and so I’d like you guys to just leave us with, I guess, your, your, your forecast for the future here, whip out your crystal ball real quick, a lightning round of what you think is going to happen next. So, Jenny, I guess I’ll start with you, um, dr. Schneider, uh, if you wouldn’t mind weighing in, uh, for your mom, uh, if you wouldn’t mind weighing in on what you think, you know, what would you like to see happen next, as far as virtual care, whole person approach, you know, and, and think thinking broadly in terms of healthcare and what you guys have started here with Livongo and Teladoc and what that’s meant in the industry. Yeah. I really see this world in front,

Speaker 2 (00:58:12):

Um, and driven and in large part by Kristin and her colleagues and people because the healthcare system has been broken. So there’s a clear need. So people are interested in doing this, which is why there’s an incredible opportunity to change the care delivery system, such that we can reach more people at a lower cost with higher outcomes and a far, far better experience. And it is this coupling coupling of digital components that connect into provider systems that has underlying data that powers the providers when the individuals see those providers, and it empowers the digital components that interact directly with those individuals that sits throughout and allows that hyper-personalized, I believe that the reason the Lovango Teladoc merger at $18.5 billion is so exciting is because it just heralds that the ship is turned and there’s two leading, um, uh, cause uh, uh, companies that are putting that together to truly change and steer the delivery healthcare delivery system.

Speaker 2 (00:59:12):

I believe you’re going to see a number of individual people come to the table and create that along with us, the side, us compete with us. I think that’s all because we’re all in an effort to make every single person’s life better, deliver higher value and do that on behalf of our clients and on behalf of our members. So this is an incredibly exciting time to be in digital healthcare. And it’s accelerating from both the consumer and in the provider out, both sides of that are so you’re seeing an enormous acceleration. All right, Kristen is one of those people who’s responsible for orchestrating the plan design and mobilizing the populations of employees who are going to get us there and use that great system that Jenny just described. What do you think? How, how far off are we from that? And what do you expect coming up next?

Speaker 2 (00:59:58):

I think we’re much closer post COVID or during, as a result of COVID. Um, but I think we have a lot of work to do again, I’ll just echo my point. I think as a healthcare system, we’ve lost trust of our members, um, as a result of the way that the system has worked or not worked for some time. And so we need to gain that trust back and it, in order to engage our members and help them engage in their healthcare journey in a positive way. And, um, you know, I think Lovango is the type of tool and solution that’ll get us there. And I think there will be more, more of them as time goes on. Cause the demands there it’s time. It’s time. I love it. Let’s leave it there. All right. Kristen Deakin from the state of New Jersey. Thank you so much for joining us, dr.

Speaker 2 (01:00:46):

Jenny Schneider from Lovango. Thank you for your time as well. It’s been a pleasure to speak with you both. If, if your questions went on answered during this webinar, rest assured someone will be reaching out to you to make sure that all of your inquiries are satisfied. And if you want to check out Lovango please do so on their website. It is lovango.com and Hey, if you want to check out my interviews on WTF health, I am on YouTube. You can find me there. Just search WTF health again. I’m Jessica Tomasa. Thank you so much for joining us. It’s been a pleasure to host this session. We’ll talk to you soon. Stay healthy, everybody. Thank you.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.